United States securities and exchange commission logo





                 October 17, 2022

       Amir Sadr
       General Counsel
       Greenlane Holdings, Inc.
       1095 Broken Sound Parkway, Suite 300
       Boca Raton, Florida 33487

                                                        Re: Greenlane Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on October 7,
2022
                                                            File No. 333-267782

       Dear Amir Sadr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services